August 22, 2023

Board of Directors
La-Z-Boy Incorporated
1 La-Z-Boy Drive
Monroe, MI 48162

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to La-Z-Boy Incorporated’s (the “Company”) Quarterly Report on Form 10-Q for the period ended July 29, 2023 (the “Form 10-Q”) pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Form 10-Q. Note 1 therein describes a change in accounting principle for the Company’s classification of certain costs associated with operating the Company’s distribution centers from Selling, general, and administrative expense to Cost of sales in the consolidated statement of income. It should be understood that the preferability of one acceptable method of accounting over another for classification of costs associated with operating distribution centers has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to April 29, 2023. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

s/PricewaterhouseCoopers LLP

Detroit, Michigan